August 20, 2013

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	WFRBS Commercial Mortgage Trust 2012-C7
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-177891-01

The Royal Bank of Scotland plc
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 13, 2013
File No. 025-00538

Liberty Island Group I LLC
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 11, 2013
File No. 025-01194

Dear Ms. Bancroft:

We are counsel to RBS Commercial Funding Inc. (“RBSCF”) in connection with your letter dated June 28, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “10-K Filing”) and Forms ABS-15G (the “ABS-15G Filings” and, together with the 10-K Filing, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various representatives of RBSCF and we are writing to respond to the Staff’s comments.

Patrick T. Quinn     Tel +1 212 504 6067     Fax +1 212 504 6666     pat.quinn@cwt.com

August 20, 2013

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of RBSCF.

Form 10-K of WFRBS Commercial Mortgage Trust 2012-C7 for the Fiscal Year Ended December 31, 2012

1.
We note that with respect to each issuing entity that you are providing servicer assessments from multiple servicers. However, it is unclear why certain exhibits have been filed and why some have not. In order to understand why you are providing each assessment to meet your requirements under Items 1122 and 1123 of Regulation AB and Exchange Act Rule 15d-18 your Form 10-K should include explanatory language. For instance:

•
We note that both CoreLogic Commercial Real Estate Services, Inc. and National Tax Search, LLC served as vendors for Wells Fargo Bank, N.A., as master servicer. With a view towards disclosure, please explain why you filed reports on assessment of compliance with servicing criteria for these vendors, in particular. We note that Wells Fargo Bank, N.A. has taken responsibility for assessing compliance with the servicing criteria applicable to other vendors.

Wells Fargo Bank, N.A., as master servicer for WFRBS Commercial Mortgage Trust 2012-C7 (in such capacity, the “Master Servicer”), has informed RBSCF that it has engaged National Tax Search, LLC, and CoreLogic Commercial Real Estate Services, Inc., to perform tax servicing functions for commercial mortgage loans serviced by the Master Servicer.  The responsibilities of these specific vendors include remitting tax payments received from the escrow accounts of borrowers to local taxing authorities.  Other services performed by these vendors include the reporting of tax amounts due, tax parcel verification, and non-escrow tax payment verification.  The services provided by these two vendors impact the servicing criteria set forth in Items 1122(d)(4)(xi) and (d)(4)(xii) of Regulation AB.  Consequently, these vendors could be considered “servicers,” within the principles-based definition of Item 1101(j) of Regulation AB and the SEC’s Manual of Publicly Available Telephone Interpretations (Section 3, Item 1101(j)), because they are both considered “responsible for the management . . . of the pool assets,” by virtue of their role in tendering borrower property tax payments to taxing authorities.  As a result, and consistent with guidance provided in Section 17.06 of the Manual of Publicly Available Telephone Interpretations, the Master Servicer believes it is not permitted to take responsibility for assessing compliance with applicable servicing criteria for National Tax Search, LLC and CoreLogic Commercial Real Estate Services, Inc. and therefore annually obtains reports on assessment of compliance with servicing criteria from these

August 20, 2013

vendors. The Master Servicer has informed RBSCF that it has policies and procedures in place to monitor the performance of these vendors.

Under Section 17.06 of the Manual of Publicly Available Telephone Interpretations, the Master Servicer has elected to take responsibility for other vendors that are involved in servicing functions impacting the servicing criteria set forth in Items 1122(d)(1)(i), 1122(d)(3)(i)(A), 1122(d)(4)(i) and 1122(d)(4)(vi).  Some of the servicing functions performed by these vendors include inspections, assumption underwriting and lease review, credit investigation and background checks, and trigger monitoring.  The Master Servicer believes that the functions performed by these vendors do not rise to the level of “management of . . . pool assets;” accordingly, these vendors have not been considered as “servicers” within the above definition and therefore fall under the provisions of Section 17.06 of the Manual of Publicly Available Telephone Interpretations which provides guidance that the Master Servicer may take responsibility for assessing compliance with applicable servicing criteria for those vendors.

•
We note that the prospectus filed on June 26, 2012 as well as the pooling and servicing agreement identifies Deutsche Bank Trust Company Americas as trustee for the transaction. We further note that the definition of “Servicing Function Participant” in the pooling and servicing agreement clarifies that the trustee is a servicing function participant, and Schedule III to the pooling and servicing agreement lists the trustee as a responsible party for Item 1122(d)(2)(iii). With a view towards disclosure, please explain why the Form 10-K does not include a report from Deutsche Bank Trust Company Americas on their assessment of compliance with servicing criteria applicable to them as trustee or a corresponding attestation report from an independent auditor regarding Deutsche Bank Trust Company Americas’ assessment of compliance.

Item 1122(d)(2)(iii) provides for an assessment as to whether “Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.”  Under Item 1122(d)(2)(iii), the obligations of Deutsche Bank Trust Company Americas (“Deutsche Bank”) consist of its contingent duty to make advances after any failure on the part of the master servicer to timely make certain required advances or the occurrence of specified servicer termination events under the pooling and servicing agreement, which trigger a duty for Deutsche Bank to succeed to the duties of, and act as, the master servicer.  Deutsche

August 20, 2013

Bank has informed RBSCF that Deutsche Bank’s management determined, in connection with its assessments of compliance, that no failure on the part of any master servicer to make required advances had occurred and no events of default triggering such backup servicing duties had occurred for the reporting period, and that therefore, Deutsche Bank had not been obligated to make any advances or otherwise assume the role of master servicer or any servicing duties with respect to the WFRBS Commercial Mortgage Trust 2012-C7.  Since Deutsche Bank was not obligated to make any advances or otherwise assume the role of master servicer and hence had no servicing duties (including advancing duties) during the reporting period, Deutsche Bank management believed it appropriate to exclude such activities from its assessments of compliance.  As Item 1122(d)(iii) was the only item to be covered by Deutsche Bank under Schedule III and had been excluded from Deutsche Bank’s assessment of compliance and attestation reports, such materials were not filed.  However, Deutsche Bank has informed RBSCF that going forward, for future reporting periods, it will provide assessments of compliance and attestation reports from an independent auditor covering Item 1122(d)(2)(iii) regardless of whether Deutsche Bank is actually required to perform advancing or master servicing duties during the related reporting period.

•
We note that Torchlight Loan Services, LLC’s report on their assessment of compliance with applicable servicing criteria, filed as Exhibit 33.4, states that Item 1122(d)(2)(vi) is excluded from the applicable servicing criteria as Torchlight Loan Services has concluded that it is not applicable because Torchlight Loan Services does not keep unissued checks. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the special servicer is one of the entities responsible for Item 1122(d)(2)(vi) with respect to the WFRBS Commercial Mortgage Trust 2012-C7 transaction. With a view towards disclosure, please explain why Torchlight Loan Services did not provide an assessment with respect to Item 1122(d)(2)(vi).

Item 1122(d)(2)(vi) provides for an assessment as to whether “Unissued checks are safeguarded so as to prevent unauthorized access.”  Torchlight Loan Services, LLC (“Torchlight”) has informed RBSCF that it indicated in its assessment of compliance that the servicing criteria in Item 1122(d)(vi) was inapplicable to it because Torchlight has not set up any servicing accounts for the subject transaction with respect to which it holds any unissued checks and therefore there are no unissued checks to safeguard and no activity with respect to such servicing criteria to assess during the relevant period.  With respect to future filings, Torchlight has notified RBSCF that it will include Item 1122(d)(2)(vi) as an applicable servicing criterion in future assessments of compliance with applicable servicing criteria for

August 20, 2013

such transaction regardless of whether Torchlight has set up any servicing accounts or whether any unissued checks are held with respect to such account during the related reporting period.

•
We note that Wells Fargo Bank, National Association's report on their assessment of compliance with applicable servicing criteria, filed as Exhibit 33.8, does not include Item 1122(d)(4)(iii) as a servicing criteria that is applicable to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the custodian is one of the entities responsible for Item 1122(d)(4)(iii) with respect to the WFRBS Commercial Mortgage Trust 2012-C7 transaction.  With a view towards disclosure, please explain why Wells Fargo, as custodian, did not provide an assessment with respect to Item 1122(d)(4)(iii).

RBSCF discussed the above comment with representatives of Wells Fargo Bank, National Association (in its capacity as custodian) and has been informed that Wells Fargo, as custodian, inadvertently omitted Item 1122(d)(4)(iii) from its 2012 assessment of compliance with applicable servicing criteria for its custody services platform that was filed as Exhibit 33.8 on the Form 10-K relating to the 2012 reporting period filed for the WFRBS Commercial Mortgage Trust 2012-C7 transaction.  Further, Wells Fargo, as custodian, confirmed that there were no “additions, substitutions or removals from the asset pools” in the reporting year 2012 for the WFRBS Commercial Mortgage Trust 2012-C7 transaction, and as described below, has provided an amended assessment and attestation covering such item for the relevant time period.  With respect to future filings, to the extent there is any transaction in its custody services platform that provides for Wells Fargo to assess to its compliance with Item 1122(d)(4)(iii), Wells Fargo, as custodian, has confirmed to RBSCF that it will ensure that it includes Item 1122(d)(4)(iii) as an applicable servicing criterion in any future assessment of compliance with applicable servicing criteria for such platform for future filing periods.

In addition, RBSCF received the letter attached hereto as Exhibit A (the “Notification Letter”) from Wells Fargo, as custodian, during the time RBSCF was investigating the Staff’s comments and preparing its response.  The Notification Letter describes certain issues beyond the omission of applicable servicing criteria 1122(d)(4)(iii) that Wells Fargo, as custodian, discovered with respect to its Original Assessment of Compliance (defined below).  In response to such issues, Wells Fargo, as custodian, enclosed with the Notification Letter an amended assessment of compliance with applicable servicing criteria (the “Amended Assessment of Compliance”) and an amended accountant’s attestation report from Wells Fargo’s independent accountant for the 2012 reporting period.

August 20, 2013

RBSCF intends to promptly file amended 2012 Form 10-K filings for all transactions (the “Current Reporting Transactions”) with which the original assessment and accountant’s attestation from Wells Fargo’s independent accountant referenced in the Notification Letter (the “Original Assessment of Compliance”) was filed. The amended Form 10-K filings will replace the Original Assessment of Compliance with the Amended Assessment of Compliance, which amended assessment and attestation updates the scope of the platform coverage of the Original Assessment of Compliance as described in the Notification Letter and includes coverage of Item 1122(d)(4)(iii). The amended Form 10-K filings will include a brief explanation of the circumstances surrounding the need for the amended filings and attach a copy of the Notification Letter as an exhibit.

Forms ABS-15G of The Royal Bank of Scotland plc and Liberty Island Group I LLC

2.
We note that the Forms ABS-15G filed by The Royal Bank of Scotland plc and Liberty Island Group I LLC, as securitizers of WFRBS Commercial Mortgage Trust 2012-C7, each include a footnote that they have “attempted to gather” information required by Rule 15Ga-1 by conducting specified actions “…among other things…” and that each securitizer cannot be certain that they have obtained all applicable Reporting Information.  These statements do not clearly indicate whether all information required by Rule 15Ga-1 has been provided that can be acquired without unreasonable effort or expense.  Please (1) confirm that, for the time periods covered by the above-referenced Form ABS-15G, (i) each securitizer has provided the information that they do possess or can acquire without unreasonable effort or expense and (ii) if any securitizer has not provided such information, it has provided a statement that fully explains why any omitted information would require unreasonable effort or expense and (2) represent that all future Forms ABS-15G filed with the Commission will clearly indicate that each securitizer has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense.  Refer to Rule 15Ga-1(a)(2).

RBSCF has informed The Royal Bank of Scotland plc and Liberty Island Group I LLC of the Staff’s comments to their respective ABS-15G Filings and has been informed by such parties that each party will address the Staff’s comments in a separate communication to the Staff by such party or its counsel.

* * *

August 20, 2013

In responding to the Staff’s comments with respect to the 10-K Filing, RBSCF has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	RBSCF is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RBSCF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc:	Douglas Tiesi

Joseph Thomas, Esq.
Attachments

EXHIBIT A

[Letterhead of Wells Fargo Bank, National Association]

Date:	August 13, 2013

To:	The Parties Set Forth on Schedule A

Re:	Notice Regarding Wells Fargo Document Custody Regulation AB 2012 Compliance Reports

The Document Custody Section of the Corporate Trust Services Division of Wells Fargo Bank, N.A. (such Document Custody Section is referred to in this letter as, “Wells Fargo”) writes this letter to notify you that Wells Fargo has issued a revised assessment of compliance and attestation for the Custody Platform relating to the year ended December 31, 2012.

Reference is made to (i) the assessment of compliance with applicable servicing criteria (Securities and Exchange Commission’s Regulation AB, Items 1122(d)(1)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii), the “Applicable Servicing Criteria”) prepared by Wells Fargo as of and for the year ended December 31, 2012 and relating to the Custody Platform (defined below) (the “2012 Custody Assessment”), which reported no material instances of noncompliance, (ii) the attestation report of KPMG LLP (“KPMG”), the independent registered public accounting firm engaged by Wells Fargo to issue such attestation in connection with the 2012 Custody Assessment (the “2012 Custody Attestation”), (iii) the platform established and maintained by Wells Fargo, consisting of publicly-issued residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) transactions for which Wells Fargo provides document custody services (the “Custody Platform”), and (iv) the list of individual transactions constituting the Custody Platform (the “Transaction Listing”) maintained by Wells Fargo.

Such Transaction Listing was attached to a management representation letter and assertion issued by Wells Fargo each year to KPMG in connection with defining the Custody Platform.

Background

Wells Fargo has determined that, due to an administrative error, it inadvertently omitted from the Transaction Listing the transactions listed on Schedule B hereto for which you are the issuer/registrant. The omission of these transactions started in the year the transaction closed and has continued through 2012. Based on its Custody Platform description, Wells Fargo should have included these transactions on the Transaction Listing.

Wells Fargo has also determined that, due to the same administrative error, it also inadvertently omitted other CMBS transactions and RMBS transactions from the Transaction Listing. For the 2012 reporting year, including the transactions on Schedule B hereto, there were a total of 101 CMBS and RMBS transactions omitted from the Transaction Listing. The omission of these 101 transactions started in the year each transaction closed and has continued through 2012. Based on its Custody Platform description, Wells Fargo should have included these 101 transactions on the Transaction Listing. The 101 omitted transactions have been identified on Appendix A to the revised assessment discussed below and included with this notice. Wells Fargo will notify all appropriate parties of the omission of these transactions.

Due to the omission of the 101 transactions from the Transaction Listing, such transactions were not part of the population of transactions subject to testing performed in connection with the 2012 Custody Attestation. Aside from the omission itself of certain transactions from the Transaction Listing, management of Wells Fargo does not believe that the omission of the 101 transactions from the Transaction Listing affected the accuracy of its 2012 Custody Assessment including management’s assertion therein that for the 2012 reporting period Wells Fargo complied in all material respects with the Applicable Servicing Criteria.

In addition, Wells Fargo has determined that Item 1122(d)(4)(iii) was applicable to certain transactions in the Custody Platform, but was not previously identified as being applicable to the activities it performs with respect to the Custody Platform. The affected transactions have been identified on Appendix A to the revised assessment discussed below. Wells Fargo has determined though that there were no activities performed during the 2012 reporting period with respect to these transactions to which Item 1122(d)(4)(iii) is applicable, because there were no occurrences of events that would require Wells Fargo to perform such activities.

Issuance of Revised Reg AB Compliance Reports

Because of the above findings, Wells Fargo has determined that both the 2012 Custody Assessment and 2012 Custody Attestation were issued in error and thus the recipients of such reports should no longer rely upon such previously issued reports of Wells Fargo and KPMG.

As a result, Wells Fargo has enclosed with this notification a revised assessment of compliance with Applicable Servicing Criteria (that includes 1122(d)(4)(iii)) for the Custody Platform, including the previously omitted transactions, as of and for the year ended December 31, 2012. Also enclosed is KPMG’s compliance attestation report on management’s revised assessment reflecting the results of procedures performed by KPMG.

Wells Fargo understands that the issuance of a revised 2012 assessment and attestation for the Custody Platform presents disclosure ramifications for transactions

2

currently subject to the reporting requirements of the 34’ Act. Wells Fargo also understands that its omission of transactions from the Transaction Listing in prior years may raise disclosure questions as well. Wells Fargo would like to discuss these ramifications and questions as soon as possible with the issuer/registrant and its counsel and help develop an appropriate disclosure plan. In addition, Wells Fargo will be available to participate in any calls needed to discuss the issue with the SEC Staff.

Wells Fargo is taking steps to ensure that there are no more omissions from any future Transaction Listing and will adopt such additional measures as necessary to prevent any such future omissions including among other things reorganizing and/or retraining personnel and instituting enhanced controls over the process related to the maintenance of the Transaction Listing.

If you have any questions about this notification, please do not hesitate to contact Carol Tracey at 321.632.9533; carol.j.tracey@wellsfargo.com.

WELLS FARGO BANK, N.A.

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Schedule A

Via FedEx Overnight Delivery
RBS Commercial Funding, Inc.
600 Washington Blvd.,
Stamford, Connecticut 06901
Attention: Jim Barnard

Via Facsimile
RBS Commercial Funding, Inc.
Attention: Jim Barnard
Facsimile: 203.873.4310

Via Facsimile
RBS Commercial Funding, Inc.
Attention: Tejal Wadhwani
Facsimile: 203.873.4670

Via Electronic Mail
David S. Gingold
Patrick T. Quinn
Cadwalader, Wickersham & Taft LLP
david.gingold@cwt.com
pat.quinn@cwt.com

Schedule B

Transactions Omitted from Transaction Listing
Transaction	Still Subject to 34 Act Reporting?
RBS Commercial Funding Inc., Commercial Mortgage Pass-Through Certificates, Series 2012-C7	Yes
RBS Commercial Funding Inc., Commercial Mortgage Pass-Through Certificates, Series 2012-C9	Yes